Publication: South China Morning Post **Date:** 2 May 2003
Page: Classified 6 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The Columbia Room, The American Club, 47th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Monday, 2nd June, 2003 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2002.

2. To appoint Auditors and to authorize the Board of the Directors of the Company to fix their remuneration, a notice having been received from a shareholder of the Company of his intention to propose the following resolution as an ordinary resolution of the Company:

   "THAT Messrs. Ernst & Young be and hereby are appointed Auditors of the Company, to hold office until the conclusion of the next annual general meeting, at a remuneration to be fixed by the Board of Directors of the Company."

3. To elect the directors pursuant to the Company's bye-laws and to fix their remuneration.

4. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT the board of directors of the Company be and hereby is authorised to appoint additional directors to fill vacancies on the board, but so that the board shall not in any case exceed the maximum number of directors specified in the Company's bye-laws from time to time."

5. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and hereby is approved generally and unconditionally;

   (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and hereby is approved generally and unconditionally;

   (b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT conditional upon the passing of Ordinary Resolutions numbered 5 and 6 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 6 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 5."

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT the 10,000 unissued convertible cumulative redeemable preference shares of US$1.00 each in the authorised share capital of the Company be and hereby is reclassified and redesignated as 10,000 ordinary shares of par value of US$1.00 each and each such share is immediately thereafter subdivided into 100 ordinary shares of par value of US$0.01 each so that the authorised share capital of the Company is US$35,000,000 divided into 3,500,000,000 ordinary shares of US$0.01 each; and

   THAT the authorised share capital of the Company be and hereby is increased from US$35,000,000 divided into 3,500,000,000 ordinary shares of US$0.01 each to US$50,000,000 divided into 5,000,000,000 ordinary shares of US$0.01 each by the creation of 1,500,000,000 new ordinary shares of US$0.01 each."

9. As special business, to consider and, if thought fit, pass with or without modification the following as a Special Resolution:

   "THAT the Bye-Laws of the Company be amended as follows:

   (1) By adding the following new definitions and references to the Bye-Laws:

   "address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Bye-Laws;"

   "Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house or authorised share depository recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;"

   "electronic" shall mean relating to technology having electrical, digital, magnetic, wireless, optical electromagnetic or similar capabilities and such other meanings as given to it in the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time;"

   "full financial statements" shall mean the financial statements that are required under section 87(1) of the Companies Act as may be amended from time to time;"

   "summarized financial statements" shall have the meaning ascribed to them in the section 87A(3) of the Companies Act as may be amended from time to time;"

   (2) By deleting the existing definition of "Statutes" in Bye-law 1 and substituting therefore the following definition of "Statutes":

   "Statutes" shall mean the Companies Act and the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time;"

   (3) By deleting the following words in the third line of Bye-law 56 "recognised clearing house within the meaning of the Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong)" and replacing it with "Clearing House".

   (4) By deleting the following words in the first line of Bye-law 85 "recognised clearing house (within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong))" and replacing it with "Clearing House".

   (5) By deleting the following words in the eighth line of Bye-law 85 "recognised clearing house as that clearing house" and replacing it with "Clearing House as that Clearing House".

   (6) By adding at the beginning of the existing Bye-law 159B, the following words "Subject to paragraph (C) below,".

   (7) By deleting the following word in the fifth line of Bye-law 159B "sent" and replacing it with "delivered or sent by post to the registered address of every member".

   (8) By adding the following new Bye-law 159C and 159D immediately after Bye-law 159B:

   "159C The Company may send summarized financial statements to members of the Company who has, in accordance with the Statutes and any applicable rules prescribed by The Stock Exchange of Hong Kong Limited, consented and elected to receive summarized financial statements instead of the full financial statements. The summarized financial statements must be accompanied by an auditor's report and notice informing the member how to notify the Company that he elects to receive the full financial statements. The summarized financial statements, notice and auditor's report must be delivered or sent by post to the registered address of every member not less than twenty-one days before the general meeting to those members that consented and elected to receive the summarized financial statements.

   159D Subject to Section 88 of the Act, the Company shall send the full financial statements to a member within seven days of receipt of the member's election to receive the full financial statements."

   (9) By deleting the existing Bye-Law 163 and substituting therefor the following new Bye-Law 163A and 163B:

   "163A(1) Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Bye-laws shall be in writing or, to the extent permitted by the Statutes and any applicable rules prescribed by The Stock Exchange of Hong Kong Limited from time to time and subject to this Bye-law, contained in an electronic communication. A notice calling a meeting of the Directors need not be in writing.

   163A(2) A notice or document (including a share certificate) may be served on or delivered to any member of the Company either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such member at his registered address as appearing in the register or by leaving it at that address addressed to the member or by any other means authorised in writing by the member concerned or by publishing it by way of advertisement in at least one English language newspaper and one Chinese language newspaper circulating generally in the Hong Kong SAR. In case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to the Statutes and any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, a notice or document may be served or delivered by the Company to any member by electronic means to such address as may from time to time be authorised by the member concerned or by publishing it on a computer network and notifying the member concerned, in such manner as he may from time to time authorise, that it has been so published.

   163A(3) Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Bye-laws, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

   163B(1) Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelope or wrapper addressed to the Company or to such officer at the Company's head office or registered office.

   163B(2) The Directors may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they see fit for verifying the authenticity or integrity of any such electronic communication. Any notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Directors."

   (10) By deleting the existing Bye-Law 165 and substituting therefor the following new Bye-Law 165:

   "165 Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but left by the Company at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement or on a computer network shall be deemed to have been served or delivered on the day it was so published."

10. To transact any other ordinary business of the Company.

By Order of the Board
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 30th April, 2003

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place, Central
Hong Kong SAR

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton, HM12
Bermuda

Notes:

1. With respect to item (2), as PricewaterhouseCoopers had resigned as auditors of the Company on 9th December, 2002, the directors had appointed Ernst & Young as the new auditors to fill the casual vacancy. Approval is being sought from the members to appoint Ernst & Young as auditors of the Company, to hold office until the conclusion of the next Annual General Meeting of the Company.
2. With respect to item (5), approval is being sought from the members because under the Listing Rules, the existing general mandate to issue shares lapses at the Annual General Meeting of the Company.
3. An explanatory statement containing further details regarding item (6) on the general mandate to repurchase Shares is set out in Appendix I of the document containing this notice.
4. With respect to item (9), approval is being sought from the members as the Directors consider that the amendment of the Company's Bye-laws would, among other things, facilitate the flexibility under the recent amendments of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which allow the Company to offer to its shareholders the choice to receive a summary financial report in place of the full version of the Annual Report. The new arrangement, if adopted by the Company, would result in a reduction of the volume and costs of printed documents.
5. The Bye-laws of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of Resolution No. 9 above on the amendment of the Bye-laws is purely a translation only. Should there be any discrepancies, the English version shall prevail.
6. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.
7. To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretary) not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

Publication: South China Morning Post **Date:** 2 May 2003

Page: Classified 6 **Where Published:** Hong Kong

FPC Exemption (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The Columbia Room, The American Club, 47th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Monday, 2nd June, 2003 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2002.

2. To appoint Auditors and to authorize the Board of the Directors of the Company to fix their remuneration, a notice having been received from a shareholder of the Company of his intention to propose the following resolution as an ordinary resolution of the Company:

   "THAT Messrs. Ernst & Young be and hereby are appointed Auditors of the Company, to hold office until the conclusion of the next annual general meeting, at a remuneration to be fixed by the Board of Directors of the Company."

3. To elect the directors pursuant to the Company's bye-laws and to fix their remuneration.

4. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT the board of directors of the Company be and hereby is authorised to appoint additional directors to fill vacancies on the board, but so that the board shall not in any case exceed the maximum number of directors specified in the Company's bye-laws from time to time."

5. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and hereby is approved generally and unconditionally;

   (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as a. the date of this Resolution, and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and hereby is approved generally and unconditionally;

   (b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution:

   'Relevant Period' means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT conditional upon the passing of Ordinary Resolutions numbered 5 and 6 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 6 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 5."

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT the 10,000 unissued convertible cumulative redeemable preference shares of US$1.00 each in the authorised share capital of the Company be and hereby is reclassified and redesignated as 10,000 ordinary shares of par value of US$1.00 each and each such share is immediately thereafter subdivided into 100 ordinary shares of par value of US$0.01 each so that the authorised share capital of the Company is US$35,000,000 divided into 3,500,000,000 ordinary shares of US$0.01 each; and

   THAT the authorised share capital of the Company be and hereby is increased from US$35,000,000 divided into 3,500,000,000 ordinary shares of US$0.01 each to US$50,000,000 divided into 5,000,000,000 ordinary shares of US$0.01 each by the creation of 1,500,000,000 new ordinary shares of US$0.01 each."

9. As special business, to consider and, if thought fit, pass with or without modification the following as a Special Resolution:

   "THAT the Bye-Laws of the Company be amended as follows:

   (1) By adding the following new definitions and references to the Bye-Laws:

   "address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Bye-Laws;"

   "Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house or authorized share depository recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;"

   "electronic" shall mean relating to technology having electrical, digital, magnetic, wireless, optical electromagnetic or similar capabilities and such other meanings as given to it in the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time;"

   "full financial statements" shall mean the financial statements that are required under section 87(1) of the Companies Act as may be amended from time to time;"

   "summarized financial statements" shall have the meaning ascribed to them in the section 87A(3) of the Companies Act as may be amended from time to time;"

   (2) By deleting the existing definition of "Statutes" in Bye-law 1 and substituting therefore the following definition of "Statutes":

   "Statutes" shall mean the Companies Act and the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time;""

   (3) By deleting the following words in the third line of Bye-law 36 "recognised clearing house within the meaning of the Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong)" and replacing it with "Clearing House".

   (4) By deleting the following words in the first line of Bye-law 85 "recognised clearing house (within the meaning of the Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong))" and replacing it with "Clearing House".

   (5) By deleting the following words in the eighth line of Bye-law 85 "recognised clearing house as that clearing house" and replacing it with "Clearing House as that Clearing House".

   (6) By adding at the beginning of the existing Bye-law 159B, the following words "Subject to paragraph (C) below,".

   (7) By deleting the following word in the fifth line of Bye-law 159B "sent" and replacing it with "delivered or sent by post to the registered address of every member".

   (8) By adding the following new Bye-law 159C and 159D immediately after Bye-law 159B:

   "159C The Company may send summarized financial statements to members of the Company who has, in accordance with the Statutes and any applicable rules prescribed by The Stock Exchange of Hong Kong Limited, consented and elected to receive summarized financial statements instead of the full financial statements. The summarized financial statements must be accompanied by an auditor's report and notice informing the member how to notify the Company that he elects to receive the full financial statements. The summarized financial statements, notice and auditor's report must be delivered or sent by post to the registered address of every member not less than twenty-one days before the general meeting to those members that consented and elected to receive the summarized financial statements.

   159D Subject to Section 88 of the Act, the Company shall send the full financial statements to a member within seven days of receipt of the member's election to receive the full financial statements."

   (9) By deleting the existing Bye-Law 163 and substituting therefor the following new Bye-Law 163A and 163B:

   "163A(1) Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Bye-laws shall be in writing or, to the extent permitted by the Statutes and any applicable rules prescribed by The Stock Exchange of Hong Kong Limited from time to time and subject to this Bye-law, contained in an electronic communication. A notice calling a meeting of the Directors need not be in writing.

   163A(2) A notice or document (including a share certificate) may be served on or delivered to any member of the Company either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such member at his registered address as appearing in the register or by leaving it at that address addressed to the member or by any other means authorised in writing by the member concerned or by publishing it by way of advertisement in at least one English language newspaper and one Chinese language newspaper circulating generally in the Hong Kong SAR. In case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to the Statutes and any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, a notice or document may be served or delivered by the Company to any member by electronic means to such address as may from time to time be authorised by the member concerned or by publishing it on a computer network and notifying the member concerned, in such manner as he may from time to time authorise, that it has been so published.

   163A(3) Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Bye-laws, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

   163B(1) Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelope or wrapper addressed to the Company or to such officer at the Company's head office or registered office.

   163B(2) The Directors may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they see fit for verifying the authenticity or integrity of any such electronic communication. Any notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Directors."

   (10) By deleting the existing Bye-Law 165 and substituting therefor the following new Bye-Law 165:

   165 Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but left by the Company at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to be have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement or on a computer network shall be deemed to have been served or delivered on the day it was so published."

10. To transact any other ordinary business of the Company.

By Order of the Board
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 30th April, 2003

Principal Office:	*Registered Office:*
24th Floor	Cedar House
Two Exchange Square	41 Cedar Avenue
8 Connaught Place, Central	Hamilton, HM12
Hong Kong SAR	Bermuda

Notes:

1. With respect to item (2), as PricewaterhouseCoopers had resigned as auditors of the Company on 9th December, 2002, the directors had appointed Ernst & Young as the new auditors to fill the casual vacancy. Approval is being sought from the members to appoint Ernst & Young as auditors of the Company, to hold office until the conclusion of the next Annual General Meeting of the Company.

2. With respect to item (5), approval is being sought from the members because under the Listing Rules, the existing general mandate to issue shares lapses at the Annual General Meeting of the Company.

3. An explanatory statement containing further details regarding item (6) on the general mandate to repurchase Shares is set out in Appendix I of the document containing this notice.

4. With respect to item (9), approval is being sought from the members as the Directors consider that the amendment of the Company's Bye-laws would, among other things, facilitate the flexibility under the recent amendments of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which allow the Company to offer to its shareholders the choice to receive a summary financial report in place of the full version of the Annual Report. The new arrangement, if adopted by the Company, would result in a reduction of the volume and costs of printed documents.

5. The Bye-laws of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of Resolution No. 9 above on the amendment of the Bye-laws is purely a translation only. Should there be any discrepancies, the English version shall prevail.

6. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

7. To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretariat) not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

Publication: South China Morning Post **Date:** 2 May 2003
Page: Classified 6 **Where Published:** Hong Kong

FPC Exempt (82-8

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The Columbia Room, The American Club, 47th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Monday, 2nd June, 2003 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2002.

2. To appoint Auditors and to authorise the Board of the Directors of the Company to fix their remuneration, a notice having been received from a shareholder of the Company of his intention to propose the following resolution as an ordinary resolution of the Company:

   "THAT Messrs. Ernst & Young be and hereby are appointed Auditors of the Company, to hold office until the conclusion of the next annual general meeting, at a remuneration to be fixed by the Board of Directors of the Company."

3. To elect the directors pursuant to the Company's bye-laws and to fix their remuneration.

4. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT the board of directors of the Company be and hereby is authorised to appoint additional directors to fill vacancies on the board, but so that the board shall not in any case exceed the maximum number of directors specified in the Company's bye-laws from time to time."

5. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and hereby is approved generally and unconditionally;

   (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and hereby is approved generally and unconditionally;

   (b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution:

   'Relevant Period' means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT conditional upon the passing of Ordinary Resolutions numbered 5 and 6 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 6 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 5."

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT the 10,000 unissued convertible cumulative redeemable preference shares of US$1.00 each in the authorised share capital of the Company be and hereby is reclassified and redesignated as 10,000 ordinary shares of par value of US$1.00 each and each such share is immediately thereafter subdivided into 100 ordinary shares of par value of US$0.01 each so that the authorised share capital of the Company is US$35,000,000 divided into 3,500,000,000 ordinary shares of US$0.01 each; and

   THAT the authorised share capital of the Company be and hereby is increased from US$35,000,000 divided into 3,500,000,000 ordinary shares of US$0.01 each to US$50,000,000 divided into 5,000,000,000 ordinary shares of US$0.01 each by the creation of 1,500,000,000 new ordinary shares of US$0.01 each."

9. As special business, to consider and, if thought fit, pass with or without modification the following as a Special Resolution:

   "THAT the Bye-Laws of the Company be amended as follows:

   (1) By adding the following new definitions and references to the Bye-Laws:

   "address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Bye-Laws;"

   "Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house or authorized share depository recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;"

   "electronic" shall mean relating to technology having electrical, digital, magnetic, wireless, optical electromagnetic or similar capabilities and such other meanings as given to it in the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time;"

   "full financial statements" shall mean the financial statements that are required under section 87(1) of the Companies Act as may be amended from time to time;"

   "summarised financial statements" shall have the meaning ascribed to them in the section 87A(3) of the Companies Act as may be amended from time to time;"

   (2) By deleting the existing definition of "Statutes" in Bye-law 1 and substituting therefore the following definition of "Statutes":

   "Statutes" shall mean the Companies Act and the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time;""

   (3) By deleting the following words in the third line of Bye-law 36 "recognised clearing house within the meaning of the Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong)" and replacing it with "Clearing House".

   (4) By deleting the following words in the first line of Bye-law 85 "recognised clearing house (within the meaning of the Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong))" and replacing it with "Clearing House".

   (5) By deleting the following words in the eighth line of Bye-law 85 "recognised clearing house as that clearing house" and replacing it with "Clearing House as that Clearing House".

   (6) By adding at the beginning of the existing Bye-law 159B, the following words "Subject to paragraph (C) below,".

   (7) By deleting the following word in the fifth line of Bye-law 159B "sent" and replacing it with "delivered or sent by post to the registered address of every member".

   (8) By adding the following new Bye-law 159C and 159D immediately after Bye-law 159B:

   "159C The Company may send summarized financial statements to members of the Company who has, in accordance with the Statutes and any applicable rules prescribed by The Stock Exchange of Hong Kong Limited, consented and elected to receive summarized financial statements instead of the full financial statements. The summarized financial statements must be accompanied by an auditor's report and notice informing the member how to notify the Company that he elects to receive the full financial statements. The summarized financial statements, notice and auditor's report must be delivered or sent by post to the registered address of every member not less than twenty-one days before the general meeting to those members that consented and elected to receive the summarized financial statements.

   159D Subject to Section 88 of the Act, the Company shall send the full financial statements to a member within seven days of receipt of the member's election to receive the full financial statements."

   (9) By deleting the existing Bye-Law 163 and substituting therefor the following new Bye-Law 163A and 163B:

   "163A(1) Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Bye-laws shall be in writing or, to the extent permitted by the Statutes and any applicable rules prescribed by The Stock Exchange of Hong Kong Limited from time to time and subject to this Bye-law, contained in an electronic communication. A notice calling a meeting of the Directors need not be in writing.

   163A(2) A notice or document (including a share certificate) may be served on or delivered to any member of the Company either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such member at his registered address as appearing in the register or by leaving it at that address addressed to the member or by any other means authorised in writing by the member concerned or by publishing it by way of advertisement in at least one English language newspaper and one Chinese language newspaper circulating generally in the Hong Kong SAR. In case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to the Statutes and any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, a notice or document may be served or delivered by the Company to any member by electronic means to such address as may from time to time be authorised by the member concerned or by publishing it on a computer network and notifying the member concerned, in such manner as he may from time to time authorise, that it has been so published.

   163A(3) Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Bye-laws, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

   163B(1) Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelope or wrapper addressed to the Company or to such officer at the Company's head office or registered office.

   163B(2) The Directors may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they see fit for verifying the authenticity or integrity of any such electronic communication. Any notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Directors."

   (10) By deleting the existing Bye-Law 165 and substituting therefor the following new Bye-Law 165:

   165 Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but left by the Company at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to be have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement or on a computer network shall be deemed to have been served or delivered on the day it was so published."

10. To transact any other ordinary business of the Company.

By Order of the Board
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 30th April, 2003

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place, Central
Hong Kong SAR

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton, HM12
Bermuda

Notes:

1. With respect to item (2), as PricewaterhouseCoopers had resigned as auditors of the Company on 9th December, 2002, the directors had appointed Ernst & Young as the new auditors to fill the casual vacancy. Approval is being sought from the members to appoint Ernst & Young as auditors of the Company, to hold office until the conclusion of the next Annual General Meeting of the Company.

2. With respect to item (5), approval is being sought from the members because under the Listing Rules, the existing general mandate to issue shares lapses at the Annual General Meeting of the Company.

3. An explanatory statement containing further details regarding item (6) on the general mandate to repurchase Shares is set out in Appendix I of the document containing this notice.

4. With respect to item (9), approval is being sought from the members as the Directors consider that the amendment of the Company's Bye-laws would, among other things, facilitate the flexibility under the recent amendments of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which allow the Company to offer to its shareholders the choice to receive a summary financial report in place of the full version of the Annual Report. The new arrangement, if adopted by the Company, would result in a reduction of the volume and costs of printed documents.

5. The Bye-laws of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of Resolution No. 9 above on the amendment of the Bye-laws is purely a translation only. Should there be any discrepancies, the English version shall prevail.

6. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

7. To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretariat) not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.